UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 22, 2015

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

Green Square-Bâtiment D

80/84 rue des Meuniers

92220 Bagneux France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated October 21, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: October 22, 2015	By:	/s/ David Schilansky
		Name	David Schilansky
		Title:	Chief Operating Officer

Exhibit 99.1

DBV Technologies Announces the Appointment of Michael J. Goller to its

Board of Directors

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 - Nasdaq Stock Market: DBVT), a clinical-stage specialty biopharmaceutical company, today announced that Michael J. Goller has been appointed to its Board of Directors effective October 21, 2015. Mr. Goller is a Managing Director of Baker Brothers Investments, DBV’s largest shareholder.

Mr. Goller has been appointed to the Board of Directors to replace Dr. Rafaèle Tordjman from Sofinnova Partners, which reflects changes in the company’s principal shareholders. Dr. Tordjman will retire from the Board after 10 years of service.

Dr. Pierre-Henri Benhamou, Chairman & Chief Executive Officer of DBV Technologies, said: “Dr. Tordjman has been an important piece in DBV’s growth. She has supported our vision to become a leading immunotherapy company and we are incredibly thankful for her relentless support over the years,” commented Dr. Benhamou. “With our clinical developments rapidly progressing, we are pleased to have Mike joining us in our mission to improve the quality of life of food allergy patients safely. His commitment to DBV, coupled with his expertise in helping innovative companies bring new drugs to market, will provide our board with unique guidance and support.”

Dr Rafaèle Tordjman, Managing Partner of Sofinnova said: “Sofinnova, in 2006, was one of the first investors in DBV. Since then, I have accompanied and driven the Company’s tremendous growth and progress in bringing a new class of immunotherapy to food allergic patients. We are extremely proud at Sofinnova to have enabled DBV’s development, and look forward to continuing to see DBV’s tremendous success.”

About Baker Brothers Investment and Michael J. Goller

Michael Goller serves as a Managing Director of Baker Brothers Investments, a fund management company focused on long-term investments in life-sciences companies. Prior to joining Baker Brothers in 2005, Mr. Goller was an Associate of JPMorgan Partners, LLC where he focused on venture investments in the life sciences sector from 1999 to 2003. Mr. Goller began his career as an investment banker with Merrill Lynch and Co. from 1997 to 1999. Mr. Goller holds a B.S. in Molecular and Cell Biology from The Pennsylvania State University, and a Master’s in both Biotechnology (School of Engineered and Applied Sciences) and Business Administration (Wharton School) from the University of Pennsylvania.

About DBV Technologies

DBV Technologies created the Viaskin® patch, a proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin while avoiding compound transfer to the blood. With this new class of self-administered and non-invasive product candidates, the company is dedicated to safely transforming the care of food allergy patients, for which there are currently no approved treatments. DBV’s food allergy programs include ongoing clinical studies with Viaskin Peanut and Viaskin Milk, one experimental program with Viaskin Egg and a human proof concept clinical study in Eosinophilic Esophagitis. DBV is also exploring platform indications in vaccines, and selected immune diseases with unmet medical needs.

DBV Technologies has global headquarters in Paris, France and New York, NY, USA. Company shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and traded on the Nasdaq Global Select Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT). For more information on DBV Technologies, please visit our website: www.dbv-technologies.com

Forward Looking Statements

This press release contains forward-looking statements, including statements about the potential safety and efficacy of Epicutenaous Immunotherapy (EPIT®) via Viaskin® Peanut and DBV’s anticipated clinical development of Viaskin Peanut and other product candidates. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. The Company’s product candidates have not been approved for sale in any jurisdiction. Among the factors that could cause actual results to differ materially from those described or projected herein are uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical preclinical results may not be predictive of future clinical trial results, and the risk that historical clinical trial results may not be predictive of future trial results. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release, whether as a result of new information, future events or circumstances or otherwise.

DBV Technologies Contacts
Nathalie Donne Director, Corporate Communication & Business Development Tél. : +33(0)1 55 42 78 72 nathalie.donne@dbv-technologies.com	Susanna Mesa VP Finance, US Investor Relations & Strategy Tél. : +1 212-271-0861 susanna.mesa@dbv-technologies.com
DBV Technologies Media Contacts US & Europe
Marion Janic Rooney & Associates Tél. : +1-212-223-4017 mjanic@rooneyco.com	Caroline Carmagnol Alize RP – Relation Presse Tél. : +33(0)6 64 18 99 59 caroline@alizerp.com